SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

IMAGISTICS INTERNATIONAL INC.

(Name of Subject Company)

ORANGE MERGER CORP.

(Offeror)

OCÉ N.V.

(Names of Filings Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

Series A Junior Participating Preferred Stock Purchase Rights

(Title of Class of Securities)

45247T104

(CUSIP Number of Class of Securities)

Jan F. Dix

Secretary, Orange Merger Corp.

Urbanusweg 43, 5914 CA Venlo	5450 North Cumberland Avenue
The Netherlands	Chicago, IL 60656
Tel: 31 77 359 2201	Tel: (773) 714-4401
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Transaction Value* $686,246,742	David L. DeNinno Reed Smith LLP 435 Sixth Avenue Pittsburgh, PA 15219 Tel: (412) 288-3214	Amount of Filing Fee** $80,771.24

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Value assumes the purchase of all outstanding shares of common stock of Imagistics International Inc. at the tender offer price of $42.00 per share. The transaction value also includes the offer price of $42.00 less $18.4387, which is the average exercise price of outstanding options, multiplied by 1,441,560, the estimated number of options outstanding.
**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of Transaction Value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the third-party tender offer by Orange Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Océ N.V., a company organized under the laws of The Netherlands (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Imagistics International Inc., a Delaware corporation (“Company”) and the associated Series A Junior Participating Preferred Stock purchase rights (together with the Common Stock, the “Shares”), at a purchase price of $42 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 19, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”).

Items 1 through 9 and Item 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 9 and Item 11 in this Tender Offer Statement on Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated September 19, 2005.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement dated September 19, 2005 as published in the Wall Street Journal.

(b)(1)	Agreement, dated September 16, 2005, for Océ N.V., ABN AMRO Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., and ING Bank N.V.

(d)(1)	Agreement and Plan of Merger, dated as of September 15, 2005, by and among Océ N.V., Orange Merger Corp. and Imagistics International Inc.

(d)(2)	Stockholder Tender and Voting Agreement, dated as of September 15, 2005, by and among Océ N.V., Orange Merger Corp. and Marc C. Breslawsky, Joseph D. Skrzypczak, Christine B. Allen, Mark S. Flynn and Nathaniel M. Gifford.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Orange Merger Corp.

By	/S/ R. L. VAN IPEREN
Name:	R. L. van Iperen
Title:	President/CEO

Océ N.V.

By	/S/ R. L. VAN IPEREN
Name:	R. L. van Iperen
Title:	Chairman, Board of Executive Directors.

September 19, 2005

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EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated September 19, 2005.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Summary Advertisement dated September 19, 2005 as published in the Wall Street Journal.

(b)(1)	Agreement, dated September 16, 2005, for Océ N.V., ABN AMRO Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., and ING Bank N.V.

(d)(1)	Agreement and Plan of Merger, dated as of September 15, 2005, by and among Océ N.V., Orange Merger Corp. and Imagistics International Inc.

(d)(2)	Stockholder Tender and Voting Agreement, dated as of September 15, 2005, by and among Océ N.V., Orange Merger Corp. and Marc C. Breslawsky, Joseph D. Skrzypczak, Christine B. Allen, Mark S. Flynn and Nathaniel M. Gifford.

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